SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 2, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 2, 2022 regarding “Update on Deferred Prosecution Agreement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 2, 2022

PRESS RELEASE March 02, 2022

Update on Deferred Prosecution Agreement

On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. The company is in communication with the DOJ regarding the facts and circumstances of the breach determination and is committed to co-operating with the DOJ to resolve the matter.

At this stage it is premature to predict the outcome of this matter.

Comments about the Iraq investigation

Based on our current review, we believe the situation described in the media reports on the conduct of Ericsson employees, vendors and suppliers in Iraq, going back to 2011 is covered by Ericsson’s 2019 internal investigation.

As previously disclosed in our press release on February 15, 2022, Ericsson invested significant time and resources to understand these matters. The investments we have made in our Ethics & Compliance program enabled us to identify and investigate the misconduct in Iraq. The 2019 investigation, which was supported by external legal counsel, conducted over the course of a year, and involved the collection and review of a large amount of information, found serious breaches of compliance rules and the Code of Business Ethics.

The investigation could not identify that any Ericsson employee was directly involved in financing terrorist organizations. Based on our current assessment of the media reports, we do not believe they change this conclusion. We reiterate our commitment to investigate and take action to address any new information, including further investigation as appropriate.

As a result of the investigation, several employees were exited from the company and multiple other disciplinary and other remedial actions were taken. This included closing gaps in our internal processes in the region and incorporating lessons from the investigation into our ethics and compliance program. Furthermore, Ericsson terminated a number of third-party relationships and prioritized the Iraq country business for enhanced training and awareness activities, policies and procedures, and third-party management processes.

The Company has previously acknowledged publicly that it had failed to implement sufficient internal controls, including internal controls designed to deter and detect corruption. Over the last years, Ericsson has made significant investments in compliance which has enabled the company to uncover and address past misconduct. Since the beginning of 2017 when we started the turnaround of our company, we have invested extensively in enhanced compliance systems and processes. We work hard to build a better Ericsson focused on safeguarding a strong ethical and compliant culture throughout the entire company. We continue to invest significant resources to improve our ethics and compliance program and our speak-up culture to help prevent future misconduct.

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PRESS RELEASE March 02, 2022

Ericsson is under a compliance monitorship and the deferred prosecution agreement with the US Department of Justice remains in effect.

MORE INFORMATION AT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Media

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 05:45 CET on March 2, 2022.

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